FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of August 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG signs agreement with Mozambique Ministry for vast offshore multi-client program

Paris, France – August 31, 2017

CGG announces that it has signed a multi-client data agreement with Mozambique’s Instituto Nacional de Petroleo (INP) following a competitive tender process held by INP in 2016. As a result of this agreement, CGG will shortly commence acquisition of a new multi-client survey of up to 40,000 km2 of 3D data over the Beira High in the Zambezi Delta, covering blocks Z5-C and Z5-D and surrounding open acreage.

Deliverables will include fast-track PreSTM, Final PreSTM and PreSDM. The seismic data will be imaged with the latest 3D broadband deghosting and advanced demultiple, velocity modeling and imaging techniques, including Full-Waveform Inversion.

This survey will form part of a comprehensive, fully integrated JumpStart™ geoscience program that will deliver a better overall understanding of the prospectivity of the region. Marine gravity and magnetic data will be acquired simultaneously with the seismic to accelerate regional interpretation.

Jean-Georges Malcor, CEO, CGG, said: “This agreement marks the beginning of a fruitful partnership with the INP to promote the potential of the Zambezi basin and other regions of Mozambique. Our advanced 3D seismic and integrated geoscience program will enable oil companies to confidently de-risk this exciting new exploration area and accelerate development of the country’s resources.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 31st, 2017	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer